PROGREEN PROPERTIES, INC.
380 North Old Woodward Ave., S. 300
Birmingham, MI 48009

February 15, 2013

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Progreen Properties, Inc.
SEC Comment Letter dated February 7, 2013 Form 10-K for the Fiscal Year Ended April 30, 2012 File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated February 7, 2013 on the captioned filing (the “2012 10-K”) under the Securities Exchange Act of 1934, as amended.

Form 10-K for the Fiscal Year Ended April 30, 2012

Consolidated Financial Statements, page 15

1.
Inclusion of Financial Statements of American Residential Gap LLC (ARG US) or American Residential Gap ApS (ARG).  The following features of the relationship of the Company with ARG and ARG US are inconsistent with these companies being classified as a single or multiple variable interest entities FIN 46(R) and subject to consolidation with the Company:

●	The Company does not have the right to receive any residual returns from ARG securities that it holds, since its return is capped by the terms of the securities of ARG that it holds;

●	The Company and ARG are two independent entities; neither company is relying on the other; and the Company does not have the obligation to absorb losses of ARG or ARG US;

●	The Company is not the primary beneficiary of ARG or ARG US; and

●	ARG’s owners have provided equity and debt financing for ARG and ARG US.

Under the terms of the Company’s working agreement with ARG, we will sell income producing properties to ARG. The properties will have been initially been purchased, refurbished and leased to suitable tenants by ProGreen, yielding a minimum return on investment of 9%. All properties sold will continue to be managed by ProGreen Properties Management LLC, the Company’s property management subsidiary.  We have also agreed with ARG that ARG will finance properties for ProGreen during the process of refurbishment and leasing, prior to the properties being sold to ARG as income producing investment properties.

2.
Related Party Income and Expense Items. The attached schedule sets forth the breakdown of the general and administrative expense and professional fees items for the fiscal years ended April 30, 2012 and 2011. No recipient is a related party, except that the salary expense is attributable to salary paid to Jan Telander, the Company’s Chief Executive Officer, during calendar 2012 and as independent contractor during the prior year.

Significant Accounting Policies, page 21

3.
Accounting for Rental Operations. The Company has not applied ASC 970-340-25-12 to its current operations, given that the Company is in the early stages of developing its real estate operations.  Depending on market conditions and other factors over time, the Company could hold properties for resale, with interim rentals, or alternatively as rental properties, if market conditions for resale of the properties are not favorable.  The Company would apply ASC 970-340-25-12 if operations over a more substantial period of time indicate consistently that properties are sold within a relatively short period.

Note 4. Receivable – Sale of Properties, page 25

4.
Guarantees of Rents. The Company has evaluated the fair value of the guarantee of rents, considering the following factors: all rent payments related to the five properties are current, and all properties have executed agreements for at least one year [Two contracts ran out post May 1, 2012 and have been replaced with new tenants]; there are no indications that there will be short payments or defaults [On one contract, there was a shortfall of two weeks of approximately $600]; historical data reflect that tenants have met their rent obligations, with only some slightly delayed payments, but no failures.  Management’s conclusion of its evaluation was that the likelihood of a requirement for a reserve is close to zero. As a result of the above factors, management elected not to record a liability reserve.

Form 10-Q for the Quarter Ended October 31, 2012

Significant Accounting Policies, page 7

5.
Fair Value of Cost of Investments in ARG Securities.  The liquidity activity to date reflects that these investment have market value. Very shortly after the April 30, 2012 initial closing with ARG, the Company sold one $30,000 ARG unit to an independent investor for its face value, $30,000.  ARG has marketed additional units as of December 31, 2012, and the value of the units has been maintained at the value carried on the Company’s balance sheet.  On April 30, 2012 and, as of November 5, 2012, Rupes Futura AB accepted at their face amount totals of $60,000 and $90,000, respectively, of ARG units as payments of interest due on the outstanding $500,000 convertible debenture held by Rupes Futura AB.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By: /s/ Jan Telander
Jan Telander
Chief Executive Officer

SCHEDULE

	G&A		Received from/Paid to Related Party
	4/30/2012	4/30/2011
606 AUTO Expense	5,262.79	3,892.30
608 BANK CHARGES	1,359.60	2,809.70
610 COMPUTER	1,459.51	4,657.29
620 DUES & SUBSCRIPTIONS	1,738.95	1,649.00
627 COMMISSION	450.00	6,237.50
627 Commissions Paid	1,000.00
628 EMD	0.00	1,396.00
Inspection
632 INSURANCE	2,539.88	3,812.67
637 Investor relations	19,000.00	40,000.00
642 MEALS 50%	1,130.11	3,039.15
Mileage		1,027.50
644 MISCELLANEOUS	312.34	4,947.37
650 OFFICE	29,354.60	30,342.19
Reimbursed expenses		515.48
700 RENT - OFFICE	24,145.44	24,145.44
702 Rent Ridgefield	8,100.00
705 SALARY	32,000.00	31,423.81	Yes
Selling expense		6,798.35
710 SUPPLIES	667.92	657.44
725 TAXES - OTHER	1,393.34	1,129.00
730 Taxes - Payroll	3,527.43	3,113.91
735 TELEPHONE & INTERNET	9,638.73	8,945.15
738 TRAINING	30.00
740 TRAVEL	12,867.56	35,741.07
745 UTILITIES	726.49	0.00
750 STAGING EXPENSE	486.30	17,031.22
	$157,191	$233,312

	Professional fees
	4/30/2012	4/30/2011
600 ACCOUNTING FEES	26,023.00	63,661.00
635 Consultant	64,000.00	32,000.00
638 Professional Fees	28,780.00	50,220.54
638 Professional Fees	24,000.00
640 LEGAL SERVICES	15,503.06	84,858.07
	$158,306.06	$30,739.61